

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2010

<u>Via Facsimile and U.S. Mail</u>
Dennis O. Garris, Esq.
Alston & Bird LLP
950 F Street, NW
Washington, DC 20004-1404

      Re: Denny's Corporation
               Preliminary Proxy Statement on Schedule 14A
               Filed March 26, 2010
               Soliciting Materials on Schedule 14A
               Filed March 19, 2010
               File No. 000-18051

Dear Mr. Garris:

      We have conducted a limited review of the filings listed above and have the following comments. The scope of our review is limited to the matters identified in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

PREC14A filed March 26, 2010

General

1. Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. In addition, support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following examples of statements or assertions in your materials which require supplemental support and which may need to be recharacterized as statements of belief or opinion:

-   the characterization of Oak Street Capital Master Fund, Ltd. and certain of its affiliates as "activist" hedge funds in the cover letter;

-   assertions regarding Mr. Marchioli's accomplishments and performance while at Denny's as referenced in (i) through (v) of Mr. Marchioli's biography; and,

-   the Board's belief that the 2004 restructuring and refinancing plan led by Mr. Marks was *highly* successful (emphasis added).

    Where the basis of support is other documents, please provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Election of Directors, page 6

Nominees for Election as Directors of Denny's Corporation, page 6

2. We note the participants reserve the right to vote for unidentified substitute nominees. Please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Other Matters, page 42

3. It appears that you intend to solicit proxies via mail, personally, by telephone or facsimile. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of

Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

4.   It would appear that you also intend to solicit proxies via the Internet. Please revise to clarify or advise. Further, please tell us whether you plan to solicit via internet chat rooms and if so, please tell us which websites you plan to utilize.

Soliciting Materials filed March 19, 2010

5.   Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please provide support for the following statements made in the presentation:

- point 4 of the "Overview" slide and the bullet points thereunder regarding Denny's "improved investment thesis";

- data supporting the assertion of exceptional Denny's brand awareness as outlined in the bullet points;

- Denny's market share statistics; and,

- Denny's ongoing transformation as evidenced by "greater financial flexibility".

     Where the basis of support is other documents, please provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Closing Comments

     As appropriate, please amend your filing and promptly respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to the filing persons' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the participants acknowledging that:

· the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions